

Mail Stop 6010

December 26, 2007

Via U.S. Mail and Facsimile to (585) 343-1097

J. Ronald Hansen
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, NY 14020

>   **Re: Graham Corporation**
>   **Form 10-K for the Fiscal-Year ended March 31, 2007**
>   **Filed June 5, 2007**
>   **Form 10-Q for the Quarterly Period ended September 30, 2007**
>   **File No. 001-08462**

Dear Mr. Hansen:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period ended September 30, 2007

Statement of Operations and Retained Earnings

1.   We note on October 26, 2007 you declared a five for four stock split and
        presented this on a "pro forma basis" on the face of your statement of operations.
        Please revise future filing to present the stock split <u>retroactively</u> in your financial
        statements for all periods presented or tell us why your current presentation is
        appropriate. Refer to SAB Topic 4C for guidance.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and
   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at
(202)-3554 if you have questions regarding these comments on the financial statements
and related matters. In this regard, do not hesitate to contact Martin James, Senior
Assistant Chief Accountant, at (202) 551-3671.

                                                        Sincerely,

                                                        Angela Crane
                                                        Branch Chief